Exhibit 99.1

PAYSAFE ANNOUNCES REVERSE STOCK SPLIT

London, UK – December 8, 2022 – Paysafe Limited (“Paysafe” or the “Company”) (NYSE: PSFE) (PSFE.WS),a leading global payments platform, announced today that its Board of Directors has approved a consolidation and redesignation of the issued and unissued common shares of par value $0.001, and the unissued undesignated shares, of par value $0.001, at a ratio of 1-for-12 (the “reverse stock split”), such that after giving effect to the reverse stock split, the authorized share capital of the Company shall be comprised of $22,000,000 divided into 1,600,000,000 common shares of par value $0.012 each (the “Common Shares”) and 233,333,333.3 undesignated shares of par value $0.012 each. The reverse stock split will be effective at 4:01 p.m. (ET) on December 12, 2022, and the Common Shares will begin trading on a split-adjusted basis when the New York Stock Exchange (the “NYSE”) opens for trading on Tuesday, December 13, 2022. The Common Shares will continue to trade on the NYSE under the trading symbol “PSFE”, but will trade under the following new CUSIP number starting December 13, 2022: G6964L 206. The reverse stock split was approved by Paysafe’s shareholders at the special general meeting of shareholders held on December 8, 2022 with over 95% approval for all proposals.

As a result of the reverse stock split, every 12 common shares issued and outstanding as of the effective date will be automatically combined into one Common Share. Outstanding warrants, equity-based awards and other outstanding equity rights will be proportionately adjusted. No fractional shares will be issued as a result of the reverse stock split. Where shareholders would otherwise be entitled to fractional shares as a result of the reverse stock split because they hold a number of shares not evenly divisible by 12, such shareholders will automatically be entitled to an additional fraction of a share to round up to the next whole Common Share of par value $0.012. The reverse split affects all shareholders uniformly and will not alter any shareholder’s percentage interest in the Company’s equity, except to the extent that the reverse split results in shareholders owning an additional share due to the fractional shares, as described above.

Further, as a result of the reverse stock split, the number of Common Shares issuable upon exercise of the Company’s (i) 5,000,000 private warrants (the “private warrants”) originally issued in a private placement in connection with the business combination with Foley Trasimene Acquisition Corp. II (“FTAC”), (ii) 48,900,725 warrants (the “public warrants” and, together with the private warrants, the “warrants”), and (iii) any outstanding limited liability company units of Paysafe Bermuda Holdings LLC (the “LLC Units”) originally issued in the business combination with FTAC, will be also be reduced at a ratio of 1-for-12, so that each warrant will entitle a holder to purchase one twelfth (1/12th) of a Common Share and each LLC Unit will be exchangeable for one twelfth (1/12th) of a Common Share. The exercise price of each warrant and LLC Unit will increase from $11.50 per share to $138.00 per share.

Additional information concerning the reverse stock split can be found in Paysafe’s definitive proxy statement filed with the Securities and Exchange Commission on November 21, 2022.

About Paysafe

Paysafe Limited (“Paysafe”) (NYSE: PSFE) (PSFE.WS) is a leading global payments platform. Its core purpose is to enable businesses and consumers to connect and transact seamlessly through industry-leading capabilities in payment processing, digital wallet, and online cash solutions. With over 20 years of online payment experience, an annualized transactional volume of over US $120 billion in 2021, and approximately 3,500 employees located in 12+ global locations, Paysafe connects businesses and consumers across 100 payment types in over 40 currencies around the world. Delivered through an integrated platform, Paysafe solutions are geared toward mobile-initiated transactions, real-time analytics and the convergence between brick-and-mortar and online payments. Further information is available at www.paysafe.com.

Contacts

Media

Kate Aldridge

Paysafe

kate.aldridge@paysafe.com

+44 750 079 7547

Investors

Kirsten Nielsen

Paysafe

+1 (646) 901-3140

kirsten.nielsen@paysafe.com

Forward-looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Paysafe Limited’s (“Paysafe,” “PSFE” or the “Company”) actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “anticipate,” “appear,” “approximate,” “believe,” “budget,” “continue,” “could,” “estimate,” “expect,” “forecast,” “foresee,” “guidance,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “would” and variations of such words and similar expressions (or the negative version of such words or expressions) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, without limitation, Paysafe’s expectations with respect to the completion of the reverse stock split.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. While the Company believes its assumptions concerning future events are reasonable, a number of factors could cause actual results to differ materially from those projected, including, but not limited to: cyberattacks and security vulnerabilities; complying with and changes in money laundering regulations, financial services regulations, cryptocurrency regulations, consumer and business privacy and data use regulations or other regulations in Bermuda, the UK, Ireland, Switzerland, the United States, Canada and elsewhere; geopolitical events, including acts of war and terrorism, including the conflict in Ukraine; the economic and other impacts of such geopolitical events and the responses of governments around the world; the effects of global economic uncertainties, including inflationary pressure and rising interest rates, on consumer and business spending; risks associated foreign currency exchange rate fluctuations; changes in our relationships with banks, payment card networks, issuers and financial institutions; risk related to processing online payments for merchants and customers engaged in the online gambling and foreign exchange trading sectors; risks related to our focus on specialized and high-risk verticals; risks related to becoming an unwitting party to fraud or be deemed to be handling proceeds of crimes being committed by customers; the effects of chargebacks, merchant insolvency and consumer deposit settlement risk; changes to our continued financial institution sponsorships; failure to hold, safeguard or account accurately for merchant or customer funds; risks related to the availability, integrity and security of internal and external IT transaction processing systems and services; our ability to manage regulatory and litigation risks, and the outcome of legal and regulatory proceedings; failure of third parties to comply with contractual obligations; changes and compliance with payment card network operating rules; substantial and increasingly intense competition worldwide in the global payments industry; risks related to developing and maintaining effective internal controls over financial reporting; managing our growth effectively, including growing our revenue pipeline; any difficulties maintaining a strong and trusted brand; keeping pace with rapid technological developments; risks associated with the significant influence of our principal shareholders; the effect of the COVID-19 pandemic on our business; and other factors included in the “Risk Factors” in our Form 20-F and in other filings we make with the SEC, which are available at https://www.sec.gov. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law.